1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 10, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC June 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – July 10, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for June 2019: On a consolidated basis, revenues for June 2019 were approximately NT$85.87 billion, an increase of 6.8 percent from May 2019 and an increase of 21.9 percent from June 2018. Revenues for January through June 2019 totaled NT$459.70 billion, a decrease of 4.5 percent compared to the same period in 2018.

TSMC June Revenue Report (Consolidated):

(Unit:NT$ million)

Period	June 2019	May 2019	M-o-M Increase (Decrease) %	June 2018	Y-o-Y Increase (Decrease) %	January to June 2019	January to June 2018	Y-o-Y Increase (Decrease) %
Net Revenues	85,868	80,437	6.8	70,438	21.9	459,703	481,355	(4.5)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2019.

1.	Sales volume (in NT$ thousands)

Period	Items	2019	2018
June	Net sales	85,867,929	70,438,298
Jan. – June	Net sales	459,702,944	481,355,482

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	56,593,995	29,779,344

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	435,711,406	2,584,272

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	31,558,108
	Mark to Market Profit/Loss	104,353
	Unrealized Profit/Loss	84,913
Expired Contracts	Notional Amount	237,131,715
	Realized Profit/Loss	431,932
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,632,164
	Mark to Market Profit/Loss	49,157
	Unrealized Profit/Loss	23,862
Expired Contracts	Notional Amount	61,894,365
	Realized Profit/Loss	(29,086)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	421,846
	Mark to Market Profit/Loss	3,167
	Unrealized Profit/Loss	2,802
Expired Contracts	Notional Amount	1,567,373
	Realized Profit/Loss	(10,891)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,417,434
	Mark to Market Profit/Loss	(9,491)
	Unrealized Profit/Loss	(4,445)
Expired Contracts	Notional Amount	20,112,921
	Realized Profit/Loss	15,987
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,983,719
	Mark to Market Profit/Loss	(427)
	Unrealized Profit/Loss	(26,427)

Expired Contracts	Notional Amount	13,688,608
	Realized Profit/Loss	38,433
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(25,994)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,295,042
	Mark to Market Profit/Loss	(32,874)
	Unrealized Profit/Loss	121,904

Expired Contracts	Notional Amount	24,860,328
	Realized Profit/Loss	(287,625)
Equity price linked product (Y/N)		N